SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of Registrant’s Name into English)

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: November 14, 2012	By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

1	Interim Report to Shareholders
Interim Report to Shareholders of Brookfield Asset Management Inc. for the quarter ended September 30, 2012

2	Certification of Chief Executive Officer pursuant to Canadian Law

3	Certification of Chief Financial Officer pursuant to Canadian Law